L BRANDS, INC.
Three Limited Parkway
Columbus, Ohio 43230

September 13, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Michael Killoy

Re:	L Brands, Inc.
Registration Statement on Form S-4
Filed September 11, 2018
SEC File Nos. 333-227288; 333-227288-01-14

Dear Mr. Killoy:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, L Brands, Inc. (the “Company”) hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:30 p.m. (Eastern Time), September 17, 2018, or as soon thereafter as practicable.

Please contact Deanna L. Kirkpatrick at Davis Polk & Wardwell LLP at (212) 450-4135 with any questions you may have concerning this request.

Very truly yours,

L BRANDS, INC.

By:	/s/ Shelley Milano
Name:	Shelley Milano
Title:	General Counsel